Exhibit 99.1

Catalyst Paper announces successful completion of reorganization

RICHMOND, BC, Sept. 13, 2012 /CNW/ - Catalyst Paper announced today that it has successfully completed its previously announced reorganization pursuant to its Second Amended and Restated Plan of Compromise and Arrangement (the Amended Plan) under the Companies' Creditors Arrangement Act.

As a result of the reorganization and related transactions, Catalyst reduced its debt by $390 million, eliminated $80 million of accrued interest and reduced annual interest expense and other cash costs by approximately $70 million.

"We entered the reorganization process with a clear objective to put Catalyst on stronger financial footing and we have done so," said Kevin J. Clarke, President and CEO. "Many parties worked long and hard to resolve balance sheet and cashflow issues constructively and quickly throughout the process. I am very proud of our employees who stayed focused throughout this challenging period. Sales kept our order book strong, operations ran well and, going forward, we intend to capitalize on the momentum generated to compete even more vigorously in the markets for our products."

As a result of the reorganization under the Amended Plan:

•	Holders of First Lien Notes received in exchange for their US$390.4 million aggregate principal amount of First Lien Notes (and accrued and unpaid interest):
•	US$250.0 million aggregate principal amount of secured notes (Plan Notes) due in 2017 that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and
•	14,400,000 new common shares, being approximately 100% of the company's issued and outstanding common shares, subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Amended Plan, and (ii) a new management incentive plan.
•	Holders of Unsecured Notes will receive in exchange for their US$250.0 million aggregate principal amount of Unsecured Notes (and accrued and unpaid interest):
•	their pro rata share (calculated by reference to the aggregate amount of all claims of Unsecured Creditors allowed under the Amended Plan) of 50% of the net proceeds following the sale of Catalyst Paper's interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (the PREI Proceeds Pool), or
•	if an equity election was made, their pro rata share of 600,000 new common shares (the Unsecured Creditor Share Pool).
•	Holders of General Unsecured Claims will receive in exchange for their General Unsecured Claims:
•	their pro rata share of the PREI Proceeds Pool;
•	if an equity election was made, their pro rata share of the Unsecured Creditor Share Pool; or
•	if the General Unsecured Claim was equal to or less than C$10,000 (unless an equity election was made), or if such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor's allowed claim.
•	All common shares of the company outstanding prior to the reorganization have been cancelled for no consideration and holders of such common shares will not receive any distribution under the Amended Plan.

The Amended Plan was overwhelmingly approved at meetings of the company's secured and unsecured creditors on June 25, 2012 and was approved by the Supreme Court of British Columbia on June 28, 2012.

As part of the reorganization, the company has also entered into the previously announced new asset backed loan (ABL) facility and exit financing facility. Approximately US$35 million was drawn under the exit facility upon the implementation of the Amended Plan.

The company's new board of directors as of September 13, 2012 is comprised of John Brecker, Giorgio Caputo, John Charles, Kevin J. Clarke, Todd Dillabough, Walter Jones and Leslie Lederer.

"As we emerge from creditor protection, I want to acknowledge our former board chairman Jeffrey Marshall and directors Thomas Chambers, William Dickson, Douglas Hayhurst, Alan Miller, Geoffrey Plant and Dallas Ross for their service to Catalyst Paper," said Mr. Clarke.

Speaking on behalf of the former board, Chairman Jeffrey Marshall commended "the dedication, contributions and unwavering support of Catalyst's employees and management team, unions, customers, suppliers, retirees, and pensioners, as well as the support of the communities where its mills and other facilities are located. Without this commitment, coupled with the intensive and unyielding efforts of the company's legal advisory team of Blake, Cassels & Graydon LLP; Skadden, Arps, Slate, Meagher & Flom LLP; Lawson Lundell LLP; and the financial advisory team of Perella Weinberg Partners, this result would not have been achieved." Mr. Marshall further noted, "the court-appointed Monitor, PricewaterhouseCoopers, also played a vital role in the achievement of this well-balanced result."

Additional information regarding the Amended Plan and the company is contained on the Monitor's website, which is available at www.pwc.com/car-catalystpaper and in Catalyst's information circular dated March 23, 2012 (the Circular) available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Catalyst's web page (www.catalystpaper.com). Terms used in this news release that are defined in the Circular have corresponding meanings.

General Information

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. Capacity will be 1.5 million tonnes upon closure of the mill in Snowflake, AZ effective September 30, 2012. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to the benefits of the reorganization are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including changes in economic conditions, currency fluctuations and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the second quarter of 2012, all of which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media & Others:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 15:00e 13-SEP-12